                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                               SCHEDULE 13D/A
                  Under the Securites Exchange Act of 1934
                               Amendment No. 1

                      MACE SECURITY INTERNATIONAL, INC.
                      ---------------------------------
                              (Name of Issuer)

                   Common Stock, $.01 par value per share
                   --------------------------------------
                       (Title of Class of Securiteis)

                                  554-335-109
                                  -----------
                                 (Cusip Number)

                                Marvin P. Brown
                      MACE SECURITY INTERNATIONAL, INC.
                              160 Benmont Avenue
                             Bennington, VT 05201
                                (802) 442-1504
                                --------------
                       Copy to: Germaine Curtain, Esq.
          (Name, Address and Telephone Number of Person Authorized
                  to Receive Notices and Communication)

                      March 3, 1997 and March 6, 1997
                      -------------------------------
            (Date of Event Which Requires Filing this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures in prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilites of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 554-335-109
          -----------



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   1)  Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
Persons:

                                Marvin P. Brown
                          --------------------------

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   2)  Check the Appropriate Box if a Member of a Group (See Instructions)

       (a) .......................................................... [X]
       (b) .......................................................... [ ]

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   3)  SEC Use Only ................................................. [ ]

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   4)  Source of Funds ..............................................
         (See Insructions)...........................................  PF

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   5)  Check if Disclosure of Legal Proceedings is Required Pursuant to
Items 2(d) or 2(e).................................................. [ ]

   6)  Citizenship or Place of Organization....................... U.S.A.

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   Number of       (7)  Sole Voting Power                              0
   Shares        -------------------------------------------------------------
   Beneficially    (8)  Shared Voting Power                    3,670,388
   Owned by      -------------------------------------------------------------
   Each            (9)  Sole Dispositive Power                         0
   Reporting     -------------------------------------------------------------
   Person         (10)  Shared Dispositive Power               3,670,388
   With
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   11)  Aggregate Amount Beneficially Owned By Each Reporting
        Person................................................ 3,670,388

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   12)  Check if the Aggregate Amount in Row (11) Excludes
        Certain Shares (See Instructions) ..............
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   13)  Percent of Class Represented by
        Amount of Row (11) .........................................53.8%
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   14)  Type of Reporting Person
        (See Instructions) ...........................................IN





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This Amendment No. 1 amends and supplements the statement on
Schedule 13D as previously filed on or about January 9, 1997 (the "Schedule 13D") relating to the common stock. Par value $.01 per share (the "Common Stock") of Mace Security International, Inc. (the "Company") and filed with the Securities and Exchange Commission on behalf of Marvin P. Brown. Except as disclosed herein, there has been no change in the information previously reported in the Schedule 13D. Capitalized terms not defined herein shall have the meaning ascribed to them in the Schedule 13D.

     Item 3.  Source and Amount of Funds of Other Consideration
     ----------------------------------------------------------

     Item 3 is hereby amended and supplemented by adding thereto the following:

     On March 3, 1997, the reporting person acquired 54,388 shares of Common Stock and purchased an additional 6,000 shares on March 6,1997 in market transactions at a price of $1.25 per share. The purchase price was paid by the reporting person with personal funds.

     Item 4.  Purpose of Transaction
     -------------------------------

     Item 4 is hereby amended and supplemented by adding thereto the following:

     The reporting person acquired the additional shares in order to obtain an additional equity interest in the Company, reflecting his interest in the Company. He has no current plans to acquire any additional shares.

     Item 5.  Interest in Securities of the Issuer
     ---------------------------------------------

     Item 5 is hereby amended and supplemented by adding thereto the following:

     As previously disclosed, Mr. Brown owned 10,000 shares of the Company's Common Stock. With the acquisitions of the additional
60,388 shares, Mr. Brown owns 70,388 shares of the Company's Common
Stock.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: March 7, 1997                           /s/ Marvin P. Brown
                                               -------------------
                                                   Marvin P. Brown